UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * * *
In the Matter of                  *
                                  *
ENTERGY CORPORATION,              *          CERTIFICATE
ENTERGY ENTEPRISES, INC., et al.  *       PURSUANT TO RULE 24
                                  *
File No. 70-9123                  *
                                  *
(Public Utility Holding Company   *
Act of 1935)                      *
* * * * * * * * * * * * * * * * * *


     Pursuant  to  Rule  24  promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as amended (Act),  as  modified  by  the application-declaration, as amended, in the above referenced file and  the related orders dated June 22, 1999 (June 1999 Order) and

August 21, 2000 (the August 2000 Order), this is to certify  that the  following transactions were carried out during the three (3)

months ended June 30, 2002 (the quarter) by Entergy Corporation's

Non-utility  Companies1  (Non-Reg  Companies),  pursuant  to  the

authorization  of  the  SEC.   Capitalized  terms  used  in  this

Certificate,  unless  otherwise defined, have  the  meanings  set forth in the June 1999 Order and/or the August 2000 Order.


Authorized Transactions

     Pursuant to the June 1999 Order or the August 2000 Order, as

applicable, (a) the Non-Reg Companies are authorized  to  conduct

development   activities  with  respect  to  various   investment

opportunities for Entergy Corporation (Entergy), (b) the  Non-Reg

Companies  are authorized to provide various consulting  services to  other  Non-Reg Companies and to non-associates, including  to market  to  non-associates  the Entergy  System's  expertise  and capabilities  in  energy-related areas, and  to  market  to  non-

associates intellectual property developed or acquired by  System companies,  (c) the Non-Reg Companies are authorized  to  provide

various  management,  administrative  and  support  services   to

associate   companies,  excluding  certain  associate   companies

(Excepted  Companies2), (d) Entergy is authorized to  create  O&M

Subs  to  provide various operations and maintenance services  to non-associate  or associate companies, (e) Entergy is  authorized to  create one or more New Subsidiaries, (f) Entergy and the Non-

Reg Companies are authorized to make Non-utility Loans to certain

Non-Reg  Companies, (g) the Non-Reg Companies are  authorized  to issue  Other Securities of any type to Entergy, to other  Non-Reg

Companies  or  to  third parties, (h) the Non-Reg  Companies  are authorized  to pay dividends to their immediate parent  companies from  capital accounts or other unearned surplus, and (i) Entergy and the Non-Reg Companies are authorized to provide guarantees or other  forms of credit support (Guarantees) to or for the benefit of  Non-Reg Companies through December 31, 2005, in an  aggregate principal  amount  not  to  exceed $2 billion  at  any  one  time outstanding  (excluding  any  Guarantees  previously  issued  and outstanding under the June 1999 Order.)

     During  the  quarter,  Entergy  and  the  Non-Reg  Companies participated in the following authorized transactions:



I.  Administrative, Consulting, Management, and Other Services to

   Associate Companies

     During  the  quarter, Entergy Enterprises Inc. (Enterprises)

provided certain management and support services, at cost, to its

associate   companies,  Entergy  Power,   Inc.   (EPI),   Entergy

Technology  Holding  Company (ETHC), Entergy  Technology  Company

(ETC),  Entergy Holdings, Inc., Entergy Business Solutions,  LLC,

Entergy Thermal LLC, Entergy Global Investments, Inc., Entergy UK

Enterprises  Ltd.,  Entergy  Operations  Services,  Inc.  (EOSI),

Entergy   Procurement  Exchange  Corporation,  Entergy  Solutions

Management Services LLC, Entergy  Solutions Select Ltd.,  Entergy

Commerce,  Inc.,  Entergy Power Development  Corporation  (EPDC),

Entergy  International  Ltd.  LLC, Bom  Jardin  Energetica  LTDA,

Entergy  Power  Operations Corp., Entergy Power Operations  U.S.,

Inc.,  EWO Wind II LLC, Entergy Power Crete Corporation,  Entergy

Nuclear,  Inc.  (ENI), Entergy Nuclear Operations, Inc.,  Entergy

Nuclear  Generation  Corporation (ENGC), Entergy  Nuclear  Indian

Point  3  LLC  (IP3), Entergy Nuclear FitzPatrick,  LLC,  Entergy

Nuclear  Indian  Point  2 LLC (IP2), TLG  Services,  Inc.  (TLG),

Entergy   MHK  Retail,  LLC,  Entergy  Solutions  Ltd.,   Entergy

Solutions  Essentials Ltd, Entergy Power RS Corp., Entergy  Power

Ventures  LP,  EWO  Marketing,  LP,  Entergy-Koch  Trading  Ltd.,

Entergy  Power E&C Holdings, LLC, Warren Power, LLC, and  Entergy

Power  Gas  Operations Corp. Enterprises' billings  to  all  such associate companies included direct costs incurred plus,  to  the extent  applicable, an indirect loading based upon current  month administrative charges.

     Enterprises  billed, at cost, EPI ($175,118) for  consulting and  other  support  services related to  the  marketing  of  EPI capacity and energy to third parties at wholesale, preparation of contracts  and regulatory filings, oversight of plant  operations

and   maintenance   by  plant  operators,  and   procurement   of

transmission   services.  In  regard  to  ETHC  ($172,877),   ETC

($346,644), Entergy Holdings, Inc. ($79,989), Entergy Thermal LLC

($89,061),  Entergy  Business  Solutions,  LLC  ($14,718),   EPDC

($655,552),  Entergy  International Ltd. LLC ($907,184),  Entergy

Global  Investments,  Inc. ($31,607),  Entergy  MHK  Retail,  LLC

($2,172),   Entergy  UK  Enterprises  Ltd.  ($271,045),   Entergy

Operations   Services,  Inc.  ($179,821),   Entergy   Procurement

Exchange  Corporation  ($13,972),  Entergy  Solutions  Management

Services   LLC   ($175,542),  Entergy   Solutions   Select   Ltd.

($1,709,714),   Entergy  Solutions  Essentials  Ltd.   ($13,266),

Entergy  Commerce,  Inc. ($22,045), Bom  Jardin  Energetica  LTDA

($5,272),   Entergy  Power  Operations  Corporation   ($107,053),

Entergy Power Operations U.S., Inc. ($175,315), EWO Wind  II  LLC

($186,436),  Entergy Power Crete Corporation ($233,020),  Entergy

Solutions Ltd ($888,038), Entergy Power RS Corp. ($406,553),  EWO

Marketing,  LP ($221,373), Entergy-Koch Trading Ltd.  ($902,121),

Entergy   Power  Ventures  LP,  ($887,449),  Entergy  Power   E&C

Holdings,  LLC ($145,394), Warren Power, LLC ($186,436),  Entergy

Power  Gas Operations Corp. ($1,126), ENGC ($1,918,161),  Entergy

Nuclear   Indian  Point  3  LLC  ($2,009,146),  Entergy   Nuclear

FitzPatrick LLC ($1,754,764), Entergy Nuclear Indian Point 2  LLC

($2,073,825), TLG Services, Inc. ($81,122), ENI ($1,670,471), and

Entergy  Nuclear Operations, Inc. ($1,226), these  services  were

primarily   related   to  management  oversight,   administrative

services, support services, and/or  project development.

     During  the  quarter, Entergy Solutions Management  Services

LLC provided management/administrative and consulting services to

Entergy Solutions Ltd. and to Entergy Solutions Select Ltd.   The

amounts  billed, at cost, during this quarter were  $463,766  and

$209,049, respectively.

     During  the quarter, Entergy Solutions Supply Ltd.  provided management/administrative  and  consulting  services  to  Entergy

Solutions Ltd. and to Entergy Solutions Select Ltd.  The  amounts billed,  at  cost, during this quarter were a $24,156 credit  and

$693,899, respectively.

     During  the  quarter,  Entergy Retail Texas,  Inc.  provided management/administrative  and  consulting  services  to  Entergy

Solutions  Select, Ltd.  The amount billed, at cost, during  this quarter was a $ 3,969 credit.

     During   the   quarter,  Entergy-Koch  LP  (EKLP)   provided

management/administrative support services,  consulting  services and  services  related to the marketing of energy commodities  to

third  parties  at  wholesale to EWO Marketing  LP.   The  amount

billed, at cost, to EWO Marketing LP for such services during the quarter  was  $975,315.  EKLP also provided management  oversight services related to the marketing of energy commodities to  third parties at wholesale; the preparation of contracts and regulatory

filings;   the   procurement   of  transmission   services;   and

administrative  support to Entergy-Koch Trading LP.   The  amount

billed,  at  cost, to Entergy-Koch Trading LP for  such  services during the quarter was $1,015,000.



II.  Consulting Services Provided to Non-Associate Companies

       Enterprises,   under   contract   with   a   hydroelectric

partnership,   continues  to  provide  an  array   of   technical

services/support and maintenance for a hydroelectric transmission line.  Certain Entergy Services, Inc. personnel are providing the

services.   Enterprises is paid a fixed annual  fee  plus  market

based  rates for performing maintenance on the transmission  line owned  by  the partnership.  The partnership was charged  $14,688 for services rendered during the quarter.

     During  the  quarter,  no  other  Consulting  Services  were provided by Non-Reg Companies to non-associate companies.



III. Non-utility Loans Made by Entergy to Non-Reg Companies, or

   Between Non-Reg Companies

     During  the  quarter, Entergy Power Development  Corporation made  unsecured  loans to Entergy Power Castelnou  S.L.,  Entergy

Power Development Espana S.L., Entergy Power Holding Espana S.L.,

and Entergy Power Projects Espana S.L. for the purpose of meeting their  expenses related to development activities in the  amounts of $8,980, $148,170, $4,490, and $17,960, respectively.

     During  the  quarter, no other Non-utility Loans subject  to reporting  in  this Certificate were made by Entergy  to  Non-Reg

Companies or between Non-Reg Companies.



IV.  Other Securities Issuances by Non-Reg Companies

     During the quarter, no Other Securities issuances subject to reporting in this Certificate were made by Non-Reg Companies.



V.   Formation and Capitalization of New Subsidiaries and O&M

   Subs

     During  the quarter, the following companies claimed  status as  New  Subsidiaries  in accordance with the  June  1999  Order:

Entergy  Power  Spain  LLC, which was formed  to  hold  Entergy's investments  in  certain  European electric  generation  projects under development; Entergy Mississippi Turbine Company, which was formed  to  perform  project development services  including  the acquisition  of  purchase  rights to  certain  turbine-generators intended to be used for future domestic EWG projects.

     During the quarter, the foregoing companies were capitalized as  follows: Entergy Power Spain LLC was capitalized with $1,000;

Entergy  Mississippi Turbine Company was capitalized with  $1,000 of common stock.

     During  the  quarter the following companies  changed  their status: Crete Energy Ventures, LLC changed its status to EWG from

`New Subsidiary'; Entergy Nuclear Vermont Yankee LLC changed  its status  to  EWG from `New Subsidiary'; EP Edegel,  Inc.  and  EWO

Holdings  LLC  each changed its status to `New Subsidiary'  as  a result of relinquishing its status as a `Foreign Utility Company'

(FUCO).

     During  the quarter, no other amounts were expended to  form and initially capitalize any New Subsidiary or O&M Sub.



VI.  Nature and Extent of O&M Services Provided

      During the quarter, ENI provided decommissioning management services  to a large non-associate nuclear operating  utility  in the  Northeast  and  other  services to  non-associate  companies related  to  the  operation, maintenance, and decommissioning  of nuclear  generation facilities.  The total amount billed for  all such  services was $524,257 consisting of certain incentive  fees and reimbursable expenses. Also, during the quarter, ENI provided license  renewal  management services  to  non-associate  nuclear utility customers.  The total amount billed for all such services were  $253,180, consisting of market-based fees and  reimbursable

expenses.   Also, during the quarter, ENI billed ENGC,  at  cost,

$754,400  for license renewal management services.  In  addition,

during  the  quarter, ENI billed TLG, at cost, $124,174  for  O&M

Services,  including professional advice, and  technical  support primarily  related  to the decommissioning  of  nuclear  electric generating facilities.

     During the quarter, Entergy Nuclear Fuels Company billed, at cost,  ENGC  ($18,037),  IP3 ($18,037), JAF  ($18,037),  and  IP2

($18,037) for O&M Services related to the procurement of  nuclear fuels and fuel services for their nuclear EWG affiliates.

     During  the quarter, Entergy Nuclear Operations, Inc. (ENOI)

billed,   at   cost,  ENI  ($2,919,598),  TLG  ($341,739),   ENGC

($20,030,880),  IP3  ($26,526,639),  JAF  ($24,949,612)  and  IP2

($26,969,068) for O&M Services, including professional advice and technical support primarily related to the operation, maintenance or decommissioning of nuclear electric generating facilities.

     In addition, during the quarter, EOSI provided power project

related   O&M   Services  to  several  non-associate   customers,

including   professional   advice,   technical   expertise    and

maintenance  services.   Specifically, EOSI's  services  to  non-

associate customers included performing preventive maintenance on substations; providing O&M consulting services; providing project

management,   engineering,   ground  testing,   procurement   and

construction services on transmission and substation  facilities.

The total amounts billed for all such services during the quarter were  $3,706,531  consisting, in each case, of market-based  fees

and   reimbursable  expenses.  Also,  during  the  quarter,  EOSI provided O&M Services related to construction management  support to EntergyShaw, LLC, for which it was billed, at cost, the amount of $27,805.

     During  the  quarter,  Entergy Power  Operations  U.S.  Inc.

provided  O&M Services, at cost, to Entergy Power RS  Corporation relating to construction management and administrative support of its electric generating facilities; to Warren Power, LLC relating to  long-term  operations  and  maintenance,  and  administrative support  of  its electric generating facilities; and  to  Entergy

Power  Ventures LP relating to administrative support of its  co-

owned  electric generating facilities.  These affiliate companies

were   billed,   at   cost,   $1,068,  $161,738,   and   $19,140,

respectively.

     Entergy  represents that no Excepted Company has  subsidized the  operations of any Non-Reg Company and that the rendering  of

O&M  Services  by O&M Subs is in compliance with  the  applicable rules,  regulations and orders of the SEC and has  not  adversely affected  the  services provided by any Excepted Company  to  its customers.



VII. Payment of Dividends By Certain Non-Reg Companies

     During  the quarter, Entergy Power, Inc. distributed to  its parent,  Entergy  Corporation, $2,600,000 as a return of  capital from unearned or capital surplus.

     During  the quarter, Entergy International Holdings Ltd  LLC paid  $2,000,000 as a distribution out of capital to its  parent,

Entergy  Corporation.  During the quarter, Entergy  International

Ltd  LLC paid $2,000,000 as a distribution out of capital to  its parent, Entergy International Holdings Ltd LLC.

     During the quarter, Entergy Power Warren Corporation I  paid

$5,000,000  as  a  return  of capital from  unearned  capital  or surplus to its parent, Entergy Power Generation Corporation.

     During the quarter, Entergy Mississippi Turbine Company paid

$41,965,706  as  a  return of capital from  unearned  capital  or surplus to its parent, Entergy Power Development Corporation.

     During  the  quarter,  no other dividends  or  distributions subject  to  reporting in this Certificate were paid  by  Non-Reg

Companies.



VIII.     Reorganizations

     The  Entergy Non-Reg Companies' organizational structure  as of June 30, 2002 is included in Exhibit 1.

   No  reorganizations of Entergy's ownership interests  in  Non-

Reg  Companies  subject  to reporting in  this  Certificate  were effected during the quarter.



IX.  Outstanding Guarantees Issued by Entergy or by Non-utility

   Companies

   As  of the end of the quarter, the total outstanding amount of

Guarantees issued pursuant to the August 2000 Order by Entergy or by  Non-Reg Companies (to the extent reportable herein) to or for the  benefit  of  Non-Reg  Companies was $507,133,144,  excluding

Guarantees previously issued and outstanding under the June  1999

Order in the amount of $40,205,000.



X.   Financial Statements

     Entergy Corporation and Subsidiaries' Consolidated unaudited

Balance Sheet and Income Statement for the quarter ended June 30,

2002 are included in Exhibit 2.





        IN  WITNESS  WHEREOF, the Undersigned Company has  caused

     this  certificate to be executed on this 29th day of  August

     2002.



     ENTERGY CORPORATION



     /s/ Steven C. McNeal
     Steven C. McNeal
     Vice President and Treasurer
_______________________________

1 Non-utility Companies  are defined in the August 2000 Order as
  "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New Subsidiaries" and "Energy-related Companies".

2 The Excepted Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.